Exhibit (k)(iv)

November 26, 2019

George W. Morriss, Chairman

Thrivent Church Loan and Income Fund

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Dear Mr. Morriss:

This letter is to confirm to you that Thrivent Asset Management, LLC (the “Adviser”) has contractually agreed to waive certain fees and/or reimburse certain expenses associated with the Fund as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.

1.

Effective December 31, 2019, the Adviser has agreed, through at least July 31, 2021, to waive certain fees and/or reimburse certain expenses associated with the Class S shares of the Thrivent Church Loan and Income Fund in order to limit the total annual fund operating expenses after fee waivers and/or expense reimbursements (excluding acquired fund fees and expenses) to an annual rate of 1.00% of the average daily net assets of the Class S shares.

 Sincerely,

 /s/ David S. Royal

 David S. Royal

 President

 Thrivent Asset Management, LLC

625 Fourth Avenue South, Minneapolis, MN 55415-1665    |    800-847-4836    |    ThriventIntervalFunds.com

The transfer agent for Thrivent Interval Funds is Thrivent Financial Investor Services Inc. The principal underwriter for Thrivent

Interval Funds is Thrivent Distributors, LLC, a registered broker-dealer and member of FINRA and SIPC.